モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
(特定共同事業事務所)

FILE No.
82-4990

MORRISON & FOE[redacted]
ITO & MITO
(REGISTERED ASSOCIATED OF

03003046

03 JAN -8 AM 12:50

January 6, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

East Japan Railway Company - 12g3-2(b) Exemption (**FILE NO. 82-4990**)

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- Semi-Annual Report for the six months ended September 30, 2002

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

Enclosure

dlw 1/14

tk-76262 v11


Semi-Annual Report
For the six months ended September 30, 2002
2002

Tokyo and Eastern Honshu

EAST JAPAN RAILWAY COMPANY

JR-EAST

Consolidated Financial Highlights (Unaudited)

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
Six months ended September 30, 2000, 2001 and 2002

	Millions of Yen (except for per share data and ratios)			Percent Change	Millions of U.S. Dollars (except for per share data)
	2000	2001	2002	2002/2001	2002
For the period:					
Operating revenues	¥1,260,174	¥1,261,555	¥1,269,575	+0.6%	$10,322
Operating income	174,471	178,519	201,482	+12.9	1,638
Net income	37,673	29,412	63,169	+114.8	514
Earnings per share of common stock (yen)	9,418	7,353	15,795	+114.8	128
At the end of the period:					
Total assets	7,201,546	7,088,278	6,896,331	−2.7	56,068
Total shareholders' equity	902,067	925,949	978,945	+5.7	7,959
Ratios:					
Net income as a percentage of revenues (%)	3.0	2.3	5.0		
Equity ratio (%)	12.5	13.1	14.2		

Notes: 1. Yen figures have been translated to U.S. dollars at the rate of ¥123 to U.S.$1.00 as of September 30, 2002, solely for convenience of readers.
2. There were 95 consolidated subsidiaries in the interim period ended September 30, 2000, 98 in the interim period ended September 30, 2001 and 99 in the interim period ended September 30, 2002.
3. The new Accounting Standards for Earnings per Share were adopted beginning with the interim period ended September 30, 2002. (See note 1 to consolidated financial statements.)

Operating Revenues
(Billions of Yen)



1,260.2
1,261.6
1,269.6
2000
2001
2002

Operating Income
(Billions of Yen)



174.5
178.5
201.5
2000
2001
2002

Net Income
(Billions of Yen)



37.7
29.4
63.2
2000
2001
2002

Contents

Forward Looking Statements

Statements contained in this report with respect to the JR East Group's plans, strategies and beliefs that are not historical facts are forward looking statements about the future performance of the JR East Group which are based on management's assumptions and beliefs in light of the information currently available to it. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the JR East Group's actual results, performance or achievements to differ materially from the expectations expressed herein. These factors include, without limitation, (i) the JR East Group's ability to successfully maintain or increase current passenger levels on its railway services, (ii) the JR East Group's ability to improve the profitability of its railway and other operations, (iii) the JR East Group's ability to expand its non-railway operations and (iv) general changes in economic conditions and laws, regulations and government policies in Japan.

Overview of Operating Results

During the interim period ended September 30, 2002, personal consumption was sluggish due to a severe employment condition and income environment, and the level of corporate capital expenditures also remained low. In addition, the stock market entered a continuous downward trend from summer onwards. The Japanese economy remained in the doldrums in general, however, there were some indications of a partial rally, including increases in exports and production. The JR East Group continued to make efforts to expand revenues by maximizing the use of business resources such as stations and the Shinkansen network in order to overcome such severe situations and effected measures to increase the efficiency of business operations by carrying out a scrupulous review of the overall expenses.

As a result, operating revenues increased 0.6% to ¥1,269.6 billion ($10,322 million), while operating income increased 12.9% to ¥201.5 billion ($1,638 million). Net income increased 114.8% to ¥63.2 billion ($514 million), due to a decline in interest expenses as a result of a further reduction in interest bearing debt by expanding a cash management system, introduced in fiscal 2002 (the year ended March 31, 2002), which controls the combined total group funds in addition to a rebound effect following revaluation loss of some of the holding securities, posted in the interim period ended September 30, 2001.

Cash Flows

Net cash provided by operating activities decreased by ¥51.4 billion to ¥185.8 billion ($1,511 million), affected by an increased outflow of cash due to the reduction of accounts payable despite an increase in income before income taxes.

Net cash used in investing activities increased by ¥6.0 billion to ¥133.6 billion ($1,086 million), due to capital expenditures for measures to ensure safe and stable transportation, improvement in transportation capacity and development of shopping centers and hotels.

Net cash used in financing activities decreased by ¥57.5 billion to ¥106.3 billion ($865 million), as a result of a continuation of dividend payments and a decrease of total long-term debt to ¥89.7 billion ($729 million), which was smaller than the level of the interim period ended September 30, 2001.

As a result, cash and cash equivalents as of September 30, 2002 decreased by ¥53.9 billion to ¥146.1 billion ($1,188 million) compared with the level as of March 31, 2002.

The balance of total long-term debt as of September 30, 2002 amounted to ¥4,290.3 billion ($34,881 million).

Segment Information

In Transportation, JR East made full use of its assets, especially its Shinkansen network and Tokyo metropolitan area network, which now includes Tokyo Monorail. Marketing policies were targeted toward promotion of rail use and advancement of revenues through carefully planned strategies that included the design of products to meet a wide range of needs. As a result, operating revenues from outside customers increased 0.6% to ¥903.2 billion ($7,343 million). Reasons for this growth included the addition of operating revenues from Tokyo Monorail for the first time in the interim period ended September 30, 2002. JR East gained management control of Tokyo Monorail in fiscal 2002. Operating expenses decreased 2.0% to ¥767.5 billion ($6,240 million),

due to a fall in personnel expenses made possible by the reduction of employees and the completion, in fiscal 2002, of accounting for the payment for transfer to welfare pension. Operating income increased 14.7% to ¥161.5 billion ($1,313 million).

In Station space utilization, JR East continued to implement its *Station Renaissance*, creating new station environments for the 21st century. As a result, operating revenues from outside customers increased 0.8% to ¥184.8 billion ($1,503 million). Operating expenses increased 0.3% to ¥175.6 billion ($1,428 million) due to an increase of selling, general and administrative expenses because of the increase in the number of stores, etc., despite efforts made to improve profitability such as greater business efficiency. Operating income increased 0.1% to ¥13.9 billion ($113 million).

In Shopping centers & office buildings, due to opening a large office building, renewing of shopping centers, and introducing leading tenants with customer drawing power to the existing shopping centers, operating revenues from outside customers increased 3.5% to ¥84.3 billion ($685 million). Operating expenses decreased 0.9% to ¥65.7 billion ($534 million) due to meticulous pursuit of low-cost operation, etc. Operating income increased 17.2% to ¥22.1 billion ($180 million).

In Other services, operating revenues from outside customers decreased 1.4% to ¥97.2 billion ($791 million). The decrease is attributable to the decrease of revenues from advertising and publicity, and housing development and sales. Operating expenses increased 2.0% to ¥222.6 billion ($1,810 million), due to increased outsourcing and personnel costs resulting from growth in the volume of construction consulting and facility maintenance work. Operating income decreased 12.4% to ¥4.5 billion ($36 million).

Dividend Policy

JR East's basic policy regarding the appropriation of earnings is to maintain a stable dividend for shareholders while increasing retained earnings, as necessary, to ensure a sound operating base for the future development of business centered around railway services.

Based on this policy, JR East has consistently paid an interim dividend of ¥2,500 ($20) per share since fiscal 1992. In addition to an ordinary interim dividend of ¥2,500 ($20) per share for the interim period ended September 30, 2002, on November 15, 2002, the Board of Directors also resolved a special dividend of ¥1,500 ($12) to commemorate the completion of full privatization. This brings the total dividend to ¥4,000 ($33) per share.

Retained earnings will be used to reduce total long-term debt and improve JR East's financial position.

JR East will make efforts to improve business performance and establish a strong operating base where a stable dividend payment can be maintained.

Medium-Term Business Plan

JR East has formulated the Group's medium-term business plan, *New Frontier 21* for the period from fiscal 2002 to fiscal 2006, which was announced on November 29, 2000. In this plan, JR East Group aims to be a corporate group that strives to create life-style services trusted by its customers via corporate activities open to the world, i.e., a "Trusted Life-Style Service Creating Group."

In more detail, management will be carried out with five visions: "creating customer value and pursuing customer satisfaction," "innovation of business through the creation of technologies," "harmony with society and coexistence with the environment," "creating motivation and vitality," and "raising shareholder value."

JR East has set five numerical goals:

Summary of *New Frontier 21*, the medium-term business plan

	Fiscal 2002 Actual (Reference)	Fiscal 2006 Target
Consolidated Free Cash Flows	¥349.4 billion*	¥200.0 billion
Consolidated ROE (return on average equity)	5.1%	10.0%
Consolidated ROA (ratio of operating income to average assets)	4.4%	5.5%
Reduction of nonconsolidated total long-term debt	Reduction of ¥316.8 billion in fiscal 2002	Reduction of ¥750.0 billion over five years (¥500.0 billion reduction achieved in three years)
Reduction of employees of JR East (parent company)	Reduction of 2,730 in fiscal 2002	Reduction of 10,000 over five years

* The consolidated free cash flow result of ¥349.4 billion in fiscal 2002 includes ¥155.4 billion from the partial sale of shares in Japan Telecom Co., Ltd.

On June 21, 2002, 500 thousand JR East shares that had been held by the JNR Settlement Headquarters of Japan Railway Construction Public Corporation were sold. This sale marked the final realization of full privatization, which was the goal of the Japanese National Railways restructuring, as well as the most important management priority for JR East. The management of JR East would like to take this opportunity to express its sincere appreciation to all who have supported the Company through this process. Full privatization will allow greater management flexibility and maneuverability. At the same time, it will also raise the expectations of shareholders, investors, customers and communities. Aiming to be a "Trusted Life-Style Service Creating Group," the JR East Group will achieve rapid, sustained progress toward the implementation of the various measures set down in its medium-term business plan, as defined in *New Frontier 21*.

December 2002

Mutsutake Otsuka

Mutsutake Otsuka
President and CEO

Full Privatization

Ever since the establishment of JR East, the entire organization has been united in a determined effort to realize the vision of the Japanese National Railways restructuring, which was to establish an independent and autonomous management structure based on the principle of self-responsibility. Under the Law of Part Amendment to the Law Concerning Passenger Railway Companies and the Japan Freight Railway Company, which took effect in December 2001, JR East is no longer required to obtain the approval of the Minister of Land, Infrastructure and Transport for key management decisions, such as the appointments and dismissals of representative directors, the financing, or the disposal of major assets.

In June 2002, 500 thousand JR East shares formerly held by the JNR Settlement Headquarters of the Japan Railway Construction Public Corporation were sold to the public. This sale marked the final realization of full privatization, which was the goal of the Japanese National Railways restructuring, as well as the most important management priority for JR East.

In October 2002, JR East successfully launched a 30-year bond in the domestic market. The issuance of such long-dated bond was only the third in the history of the Japanese corporate sector. The aim was to take advantage of historically low interest rates. JR East will continue to use its new status as a fully privatized company to achieve a more flexible and agile approach to financing.

Enhancing Railway Services

In December 2002, the 96.6-kilometer Morioka-Hachinohe segment of the Tohoku Shinkansen was completed, significantly reducing the time required for travel between the Tokyo metropolitan area and the northern part of Japan's main island, Honshu. A journey from Tokyo to Hachinohe (631.9 kilometers) on the fastest train now takes 2 hours 56 minutes, a saving of 37 minutes. The ability of JR East to compete against airlines has been dramatically enhanced. To avoid any negative impact of this new line on JR East's results, the parallel conventional line has been separated from JR East and sold to two semi-public corporations.

Within the Tokyo metropolitan area, JR East extended its Saikyo line and directly linked it with the Rinkai line, which is operated by the Tokyo Waterfront Area Rapid Transit Corporation, to improve services, such as shorter travel times and eliminations of train changes. Direct trains run 46 round trips per day. The Shonan-Shinjuku line, which JR East began to operate in December 2001 as a new route using existing facilities, has been very popular, attracting 30 thousand passengers daily. In December 2002, the number of round trips was increased substantially to 38 per day. These improvements of the network in the Tokyo metropolitan area have further enhanced JR East's ability to compete with other modes of transportation.

The automatic fare-collecting system based on the contactless IC card, *Suica*, introduced by JR East in November 2001, has expanded its network to Tokyo Monorail in April 2002, and to the Rinkai line in December 2002. The new system has been extremely popular with passengers, who enjoy the convenience of being able to pass through the gates without using tickets or paying additional cash for fare adjustments. As of December 1, 2002, the number of users had reached 5.2 million.

Station Renaissance

Over 16 million passengers move through JR East stations each day. Stations are the JR East Group's most important business resources. To make the best use of them, the Company started the *Station Renaissance* program. Under this program, JR East optimizes business layouts from scratch at its stations from the perspective of passenger satisfaction and Group value maximization.

In February 2002, Ueno station was reborn as the first station developed under the *Cosmos Plan*. The *Cosmos Plan*, a major part of *Station Renaissance*, is a large-scale development program focusing mainly on terminal stations in the Tokyo metropolitan area. Tenant sales of ¥10 billion annually are predicted for the new shopping center at Ueno station. The presence of these outlets has boosted passenger numbers at Ueno station by around 10%. Renovation work is planned for a number of terminals in central and suburban Tokyo. The *Sunflower Plan* meanwhile targets development projects that can be completed quickly with minimal investment, as well as partial modifications to operational facilities. Projects under the plan are in progress at several medium-sized stations in the Tokyo metropolitan area.

JR East is working actively to improve barrier-free access to its facilities and to place service managers as part of a continuing effort to enhance the convenience of its stations for rail passengers. JR East aims to install elevators on all platforms in stations covered by the Transportation Accessibility Improvement Law. Escalators are also being installed, especially in busy stations.

Corporate Data

□ Number of Employees:	80,672 (59,681 at parent company)(as of September 30, 2002) *Excluding employees assigned to other companies and employees on temporary leave
□ Number of Stations:	1,695 (as of December 1, 2002)
□ Number of Rolling Stock:	13,301 (as of September 30, 2002)
□ Average Daily Train Runs:	12,492 (as of December 1, 2002)
□ Passenger Line Network:	7,526.8 kilometers (as of December 1, 2002)
□ Passengers Served Daily:	16 million (average for fiscal 2002)
□ Total Number of Shares Issued:	4,000,000 (as of September 30, 2002)
□ Paid-in Capital:	¥200,000 million (as of September 30, 2002)
□ Number of Shareholders:	356,118 (as of September 30, 2002)
□ Stock Exchange Listings:	Tokyo, Osaka, Nagoya
□ Transfer Agent:	The Mitsubishi Trust and Banking Corporation 11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-8212, Japan

Consolidated Operating Revenues (Note)

(Six months ended September 30, 2002)


Other services
Shopping centers & office buildings
8%
7%
Station space utilization
14%
Transportation
71%

Note: Operating revenues mean revenues from outside customers.

Operation Area

(as of December 1, 2002)


Aomori
Hachinohe
Morioka
Akita
Shinjo
Yamagata
Sendai
Niigata
Fukushima
Nagano
Takasaki
Matsumoto
Mito
Narita Airport
Kofu
Tokyo
Shinkansen Bullet Train Network
Through Service
Tokyo Metropolitan Area Network
Intercity and Regional Networks
Other JR Lines
100 km

Five Busiest JR East Stations

(average embarking passengers daily)

1. Shinjuku 745,153
2. Ikebukuro 563,911
3. Shibuya 424,600
4. Yokohama 381,604
5. Tokyo 368,967

(Year ended March 31, 2002)
The passengers using the stations are about double the number of the embarking passengers.

Tokyo Metropolitan Area Network


Omiya
Ikebukuro
Ueno
Shinjuku
Shibuya
Tokyo
Chiba
Hachioji
Yokohama
20 km

Consolidated Semi-Annual Balance Sheets (Unaudited)

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
September 30, 2001 and 2002

	Millions of Yen		Millions of U.S. Dollars (Note 1)
	2001	**2002**	**2002**
Assets			
Current Assets:			
Cash and cash equivalents (Note 2)	¥ 229,859	¥ 146,092	$ 1,188
Receivables:			
Accounts receivable–trade and other receivables	139,263	148,920	1,211
Allowance for doubtful accounts	(962)	(1,290)	(11)
	138,301	147,630	1,200
Inventories	41,881	40,413	329
Real estate for sale (Note 6)	24,180	19,503	159
Deferred income taxes	40,525	50,126	408
Other current assets	36,322	29,972	242
Total current assets	511,068	433,736	3,526
Investments:			
Unconsolidated subsidiaries and affiliated companies	139,012	37,936	308
Other	93,502	119,195	969
	232,514	157,131	1,277
Property, Plant and Equipment:			
Buildings and fixtures	6,479,613	6,624,042	53,854
Machinery, rolling stock and vehicles	2,110,037	2,133,113	17,342
Land	2,258,204	2,197,002	17,862
Construction in progress	117,625	142,999	1,163
Other	124,715	137,011	1,114
	11,090,194	11,234,167	91,335
Less accumulated depreciation	4,974,376	5,168,506	42,021
Net property, plant and equipment	6,115,818	6,065,661	49,314
Other Assets:			
Long-term deferred income taxes	94,287	103,122	838
Consolidation difference	—	4,503	37
Other	134,591	132,178	1,076
	228,878	239,803	1,951
	¥7,088,278	¥6,896,331	$56,068

See accompanying notes.

	Millions of Yen		Millions of U.S. Dollars (Note 1)
	2001	2002	2002
Liabilities and Shareholders' Equity			
Current Liabilities:			
Short-term bank loans	¥ 1,186	¥ 13,580	$ 110
Current portion of long-term debt	200,339	354,895	2,885
Current portion of long-term liabilities incurred for purchase of railway facilities	111,858	132,686	1,079
Prepaid railway fares received	113,895	119,406	971
Payables	366,760	325,187	2,644
Accrued income taxes	50,137	78,288	636
Accrued expenses and other current liabilities	190,479	184,885	1,504
Total current liabilities	1,034,654	1,208,927	9,829
Long-Term Debt	2,023,047	1,674,119	13,611
Long-Term Liabilities Incurred for Purchase of Railway Facilities	2,238,260	2,128,621	17,306
Accrued Severance and Retirement Benefits	511,874	558,612	4,542
Deposits Received for Guarantees	237,667	222,376	1,808
Long-Term Deferred Tax Liabilities	3,275	5,721	47
Other Long-Term Liabilities	83,586	84,547	686
Consolidation Difference	757	—	—
Minority Interests	29,209	34,463	280
Contingent Liabilities (Note 4)			
Shareholders' Equity:			
Common stock:			
Authorized–16,000,000 shares;			
Issued, 2001 and 2002–4,000,000 shares;			
Outstanding, 2001–4,000,000 shares and 2002–3,999,235 shares	200,000	200,000	1,626
Capital surplus:			
Additional paid-in capital	96,600	96,600	786
Total capital surplus	96,600	96,600	786
Retained earnings	646,389	660,378	5,369
Net unrealized holding gains (losses) on securities	(17,040)	22,418	182
Treasury stock, at cost, 765 shares in 2002 (Note 5)	—	(451)	(4)
Total shareholders' equity	925,949	978,945	7,959
	¥7,088,278	¥6,896,331	$56,068

Consolidated Semi-Annual Statements of Income and Retained Earnings (Unaudited)

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
Six months ended September 30, 2000, 2001 and 2002

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	2000	**2001**	**2002**	**2002**
Operating Revenues	¥1,260,174	¥1,261,555	¥1,269,575	$10,322
Operating Expenses	1,085,703	1,083,036	1,068,093	8,684
Operating Income	174,471	178,519	201,482	1,638
Other Income (Expenses):				
Interest expense	(104,561)	(95,959)	(87,933)	(715)
Interest and dividend income	1,598	1,031	1,429	12
Other, net (Notes 1 and 6)	(4,087)	(31,800)	(3,331)	(27)
	(107,050)	(126,728)	(89,835)	(730)
Income Before Income Taxes	67,421	51,791	111,647	908
Income Taxes:				
Current	56,964	50,080	77,999	634
Deferred	(28,140)	(28,549)	(30,653)	(249)
Minority Interests in Net Income of Consolidated Subsidiaries	924	848	1,132	9
Net Income	37,673	29,412	63,169	514
Retained Earnings at Beginning of the Period	559,801	626,968	607,376	4,938
Effect of Changing from an Equity Method Affiliated Company to a Subsidiary	941	—	—	—
Increase due to Addition of Consolidated Subsidiaries, and other	—	—	9	0
Increase due to Capital Increase of an Equity Method Affiliated Company	18,529	—	—	—
Increase due to Addition of an Equity Method Affiliated Company	—	268	—	—
Cash Dividends (¥2,500 per share)	(10,000)	(10,000)	(10,000)	(81)
Bonuses to Directors and Corporate Auditors	(536)	(176)	(176)	(2)
Effect of Changing from an Equity Method Affiliated Company to a Subsidiary	(941)	—	—	—
Decrease due to Addition of Consolidated Subsidiaries, and other	—	(83)	—	—
Retained Earnings at End of the Period	¥ 605,467	¥ 646,389	¥ 660,378	$ 5,369

	Yen			U.S. Dollars (Note 1)
Earnings per Share of Common Stock (Note 1)	¥ 9,418	¥ 7,353	¥ 15,795	$ 128

See accompanying notes.

Consolidated Semi-Annual Statements of Cash Flows (Unaudited)

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
Six months ended September 30, 2000, 2001 and 2002

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	2000	2001	2002	2002
Cash Flows from Operating Activities:				
Income before income taxes	¥ 67,421	¥ 51,791	¥111,647	$ 908
Depreciation	160,733	157,691	157,687	1,282
Amortization of long-term prepaid expense	9,711	9,761	2,119	17
Increase in accrued severance and retirement benefits	22,946	28,602	23,863	194
Interest and dividend income	(1,598)	(1,031)	(1,429)	(12)
Interest expense	104,561	95,959	87,933	715
Construction grants received	(59,043)	(6,789)	(7,447)	(61)
Devaluation loss on investment securities	—	38,640	—	—
Loss from disposition and provision for cost reduction of fixed assets	65,084	13,805	15,603	127
Decrease in major receivables	7,007	25,218	31,644	257
Decrease in major payables	(1,034)	(23,159)	(76,674)	(623)
Other	10,058	(5,117)	(11,637)	(94)
Sub-total	385,846	385,371	333,309	2,710
Proceeds from interest and dividends	1,998	1,448	1,541	13
Payments of interest	(102,580)	(93,505)	(85,268)	(693)
Payments of income taxes	(64,798)	(56,140)	(63,781)	(519)
Net cash provided by operating activities	220,466	237,174	185,801	1,511
Cash Flows from Investing Activities:				
Payments for purchases of fixed assets	(176,681)	(166,423)	(179,798)	(1,462)
Proceeds from sales of fixed assets	5,586	2,190	7,844	64
Proceeds from construction grants	25,742	36,724	34,155	278
Payments for purchases of investments in securities	(5,254)	(2,405)	(783)	(6)
Other	8,375	2,308	4,961	40
Net cash used in investing activities	(142,232)	(127,606)	(133,621)	(1,086)
Cash Flows from Financing Activities:				
Proceeds from long-term loans	57,000	35,538	170	1
Payments of long-term loans	(96,438)	(121,461)	(82,212)	(668)
Proceeds from issuance of bonds	50,000	—	50,000	407
Payments for redemption of bonds	(47,010)	—	—	—
Payments of liabilities incurred for purchase of railway facilities	(40,302)	(42,123)	(57,690)	(469)
Cash dividends paid	(10,000)	(10,000)	(10,000)	(81)
Other	(15,308)	(25,781)	(6,610)	(55)
Net cash used in financing activities	(102,058)	(163,827)	(106,342)	(865)
Net Decrease in Cash and Cash Equivalents	(23,824)	(54,259)	(54,162)	(440)
Cash and Cash Equivalents at Beginning of the Period	255,775	283,817	200,022	1,626
Increase due to Addition of Consolidated Subsidiaries, and Other	—	301	232	2
Cash and Cash Equivalents at End of the Period	¥231,951	¥229,859	¥146,092	$1,188

See accompanying notes.

1. Significant Accounting Policies

Basis of presentation of financial statements

The accompanying consolidated semi-annual financial statements should be read in conjunction with the financial statements and related notes included in the Annual Report of EAST JAPAN RAILWAY COMPANY (the "Company") for the year ended March 31, 2002.

The Company and its consolidated subsidiaries maintain their books of account in accordance with the Japanese Commercial Code and accounting principles generally accepted in Japan. Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying consolidated financial statements are intended for use by those who are informed about Japanese accounting principles and practices. The Company's and certain consolidated subsidiaries' books are also subject to the Law for Railway Business Enterprise and related regulations for a regulated company. The accompanying consolidated financial statements are translated into English from the consolidated financial statements prepared for Securities and Exchange Law of Japan purposes.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for convenience of readers, using the prevailing exchange rate at September 30, 2002, which was ¥123 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Consolidated subsidiaries and equity method affiliated companies

The consolidated financial statements of the Company include the accounts of all significant subsidiaries (together the "Companies").

For the interim period ended September 30, 2002, 99 subsidiaries were consolidated. As of March 31, 2002, 101 subsidiaries were consolidated. Two subsidiaries were deconsolidated because of merger and liquidation.

Investments in Central Security Patrols Co., Ltd. and JTB Corporation are accounted for by the equity method.

Allowance for doubtful accounts

According to the Japanese Accounting Standards for Financial Instruments, the Companies provide the allowance based on the past loan loss experience for a certain reference period in general. Furthermore, for receivables from debtors with financial difficulty which could affect their ability to perform in accordance with their obligations, the allowance is provided for estimated unrecoverable amounts on an individual basis.

Securities

According to the Japanese Accounting Standards for Financial Instruments, securities are classified and stated as follows:

(1) Trading securities are stated at fair market value. The Companies had no trading securities through the interim periods ended September 30, 2001 and 2002.

(2) Held-to-maturity debt securities are stated at amortized cost.

(3) Equity securities issued by subsidiaries and affiliated companies which are not consolidated nor accounted for using the equity method are mainly stated at moving average cost.

(4) Available-for-sale securities were mainly stated at moving average cost in the interim period ended September 30, 2000. According to the Japanese Accounting Standards for Financial Instruments, beginning with the interim period ended September 30, 2001, available-for-sale securities are stated as follows:

① **Available-for-sale securities with market value**

Available-for-sale securities for which market quotations are available are stated at fair market value as of the end of the each period. Net unrealized gains or losses on these securities are reported as a separate item in shareholders' equity at an amount net of applicable income taxes and minority interests. The cost of sales of such securities is determined mainly by the moving average method.

As a result, as of September 30, 2001, the balances of securities decreased by ¥29,677 million, deferred income taxes increased by ¥12,881 million and minority interest increased by ¥245 million as well as unrealized holding losses on securities of ¥17,040 million were recorded in shareholders' equity.

② **Available-for-sale securities without market value**

Available-for-sale securities for which market quotations are not available are mainly stated at moving average cost.

If there are significant declines in the market values of held-to-maturity debt securities, equity securities issued by subsidiaries and affiliated companies which are not consolidated nor accounted for using the equity method or available-for-sale securities, the said securities are stated at market values in the balance sheet, and the difference between the market value and the original book value is recognized as a loss in the period. Losses in the interim period ended September 30, 2001 amounted to ¥38,640 million. There was no such loss in the interim period ended September 30, 2002.

Property, plant and equipment

Property, plant and equipment are substantially stated at cost. To comply with the regulations, contributions received in connection with construction of certain railway improvements are deducted from the cost of acquired assets.

Depreciation is determined primarily by the declining balance method based on the estimated useful lives of the assets as prescribed by the Japanese Tax Law. Regarding the replacement method for certain fixtures, the initial acquisition costs are depreciated to 50% of the costs under the condition that subsequent replacement costs are charged to income.

The range of useful lives is mainly as follows:

Buildings	3 to 50 years
Fixtures	3 to 60 years
Rolling stock and vehicles	3 to 20 years
Machinery	3 to 20 years

Accounting for the payment for transfer to Welfare Pension

In accordance with the enforcement of revision of the Welfare Pension Law and the related regulations in 1996 (1996 Law No. 82), a shortage of the assets to be transferred to the Welfare Pension from Japan Railways Group Mutual Aid Association was shared by Japanese National Railways Settlement Corporation and JR Group Companies.

The portion shared by the Company amounting to ¥77,566 million was paid in a lump sum. This was accounted for as a long-term prepaid expense included in the other item of other assets on the balance sheet and was charged to income from the year ended March 31, 1998 to the year ended March 31, 2002 on a straight-line basis. As a result, amortization completed as of March 31, 2002.

Accounting for retirement benefits

Almost all employees of the Companies are generally entitled to receive lump sum severance and retirement benefits (*some subsidiaries have adopted a pension plan of their own*).The amounts of the severance and retirement benefits are determined by the length of service and basic salary at the time of severance or retirement of the employees.

The Japanese Accounting Standards for Retirement Benefits became effective beginning with the year ended March 31, 2001. The Companies accrue liabilities for post-employment benefits at the balance sheet date in an amount calculated based on the actuarial present value of all post-employment benefits attributed to employee services rendered prior to the year-end date, and plan assets at that date.

The unrecognized transition obligation is being charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of September 30, 2002 is ¥373,350 million ($3,035 million).

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (10 years) which does not exceed the average remaining service years of employees at the time when the prior service costs incurred.

Actuarial gains and losses are recognized in expenses using the straight-line basis over constant years (mainly 10 years) within the average of the estimated remaining service lives commencing with the following year.

Earnings per share

Earnings per share of common stock shown in the consolidated statements of income and retained earnings is computed based on the number of shares of common stock outstanding during each interim period. Effective from April 1, 2002, the new Accounting Standards for Earnings per Share were applied to the Companies, but it has no significant effect on the result of the Companies' earnings per share computation.

Derivative transactions

All derivative transactions of the Companies are used for hedging purposes and are accounted for in the following manner:

(1) Regarding forward exchange contracts and foreign currency swap contracts, the hedged foreign currency receivable and payable are recorded using the Japanese yen amount of the contracted forward rate or swap rate, and no gains or losses on the forward exchange contracts or foreign currency swap contracts are recorded.

(2) Regarding interest rate swap contracts, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

2. Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities not exceeding three months at the time of purchase.

3. Market Value Information for Securities

According to the Japanese Accounting Standards for Financial Instruments, available-for-sale securities with market value are stated at fair market value beginning with the interim period ended September 30, 2001. The unrealized gain or loss is reported, net of applicable income taxes and minority interests, as a separate component of shareholders' equity.

For available-for-sale securities with market value, acquisition cost and amount on balance sheets as of September 30, 2001 and 2002 were as follows:

Available-for-sale securities with market value

September 30, 2001 and 2002

	Millions of Yen						Millions of U.S. Dollars		
	2001			2002			2002		
	Acquisition cost	Amount on balance sheets	Difference	Acquisition cost	Amount on balance sheets	Difference	Acquisition cost	Amount on balance sheets	Difference
(1) Equity shares	¥112,698	¥ 81,958	¥(30,740)	¥ 68,095	¥106,960	¥ 38,865	$554	$870	$316
(2) Debt securities									
① Government, Municipal bonds, etc.	298	335	37	280	314	34	2	3	1
② Other	2,416	2,301	(115)	2,105	2,125	20	17	17	0
(3) Other	398	376	(22)	35	32	(3)	0	0	(0)
Total	¥115,810	¥ 84,970	¥(30,840)	¥ 70,515	¥109,431	¥ 38,916	$573	$890	$317

4. Contingent Liabilities

The outstanding amounts contingently liable under a debt assumption agreement and cross currency swap agreement as of September 30, 2002 were ¥99,970 million ($813 million) and $600 million, respectively.

5. Treasury Stock

Effective from April 1, 2002, the Companies adopted the new Accounting Standards for Treasury Stock and Reduction of Legal Reserves, and shares issued by the Company and held by an affiliated company that is accounted for by equity-method are treated as treasury stock under the new accounting standard. Treasury stock is presented in the consolidated balance sheets as a deduction item in shareholders' equity.

6. Real Estate for Sale

Devaluation losses on real estate for sale included in the other, net item of other expenses on the statements of income and retained earnings for the interim periods ended September 30, 2000 and 2001 were ¥6,725 million and ¥4,284 million, respectively. There was no loss in the interim period ended September 30, 2002.

7. Segment Information

The Companies' primary business activities include (1) Transportation, (2) Station space utilization, (3) Shopping centers & office buildings and (4) Other services. A summary of operating revenues and costs and expenses for the interim periods ended September 30, 2000, 2001 and 2002 are shown in the table on pages 12 and 13.

Change in business segmentation

The Company previously classified businesses of the Companies into four business segments, i.e., Transportation, Merchandise sales, Real estate leasing and Other services in order to disclose actual operational diversification concretely and appropriately in accordance with the Japanese standard industrial classification. However, from the interim period ended September 30, 2001, the segmentation was changed to four new segments, i.e., Transportation, Station space utilization, Shopping centers & office buildings and Other services.

This change was made in order to reflect more appropriately the changes in positioning and actual situation of the Companies' businesses as a whole, following a review of the operational management units based on the medium-term business plan which aimed mainly at effective use of management resources of the Companies. The information for the interim period ended September 30, 2000 is reclassified according to the new business segmentation, and shown based on the new business segmentation.

Segment Information

Six months ended September 30, 2000, 2001 and 2002

	Millions of Yen					
	Transportation	Station space utilization	Shopping centers & office buildings	Other services	Elimination and/or corporate	Consolidated
2000:						
Operating revenues:						
Outside customers . . .	¥902,471	¥173,622	¥81,598	¥102,483	¥ —	¥1,260,174
Inside group	24,616	5,089	3,632	117,104	(150,441)	—
	927,087	178,711	85,230	219,587	(150,441)	1,260,174
Costs and expenses	788,724	165,188	68,514	213,316	(150,039)	1,085,703
Operating income	¥138,363	¥ 13,523	¥16,716	¥ 6,271	¥ (402)	¥ 174,471
2001:						
Operating revenues:						
Outside customers . . .	¥898,091	¥183,428	¥81,461	¥ 98,575	¥ —	¥1,261,555
Inside group	25,647	5,515	3,752	124,837	(159,751)	—
	923,738	188,943	85,213	223,412	(159,751)	1,261,555
Costs and expenses	782,904	175,022	66,341	218,288	(159,519)	1,083,036
Operating income	¥140,834	¥ 13,921	¥18,872	¥ 5,124	¥ (232)	¥ 178,519
2002:						
Operating revenues:						
Outside customers . . .	¥903,237	¥184,824	¥84,293	¥ 97,221	¥ —	¥1,269,575
Inside group	25,766	4,682	3,543	129,819	(163,810)	—
	929,003	189,506	87,836	227,040	(163,810)	1,269,575
Costs and expenses	767,467	175,567	65,713	222,551	(163,205)	1,068,093
Operating income	¥161,536	¥ 13,939	¥22,123	¥ 4,489	¥ (605)	¥ 201,482

	Millions of U.S. Dollars					
	Transportation	Station space utilization	Shopping centers & office buildings	Other services	Elimination and/or corporate	Consolidated
2002:						
Operating revenues:						
Outside customers	$7,343	$1,503	$685	$ 791	$ —	$10,322
Inside group	210	38	29	1,055	(1,332)	—
	7,553	1,541	714	1,846	(1,332)	10,322
Costs and expenses	6,240	1,428	534	1,810	(1,328)	8,684
Operating income	$1,313	$ 113	$180	$ 36	$ (4)	$ 1,638

The main activities of each business segment are as follows:

Transportation: Passenger transportation mainly by passenger railway;

Station space utilization: Retail sales, food and convenience stores, etc., which utilize space at the stations;

Shopping centers & office buildings: Operation of shopping centers other than Station space utilization business, and leasing of office buildings, etc.; and

Other services: Advertising and publicity, hotel operations, wholesales, truck delivery, cleaning, information processing, housing development and sales, credit card business and other services.

Geographic segment information is not shown since the Company has no overseas consolidated subsidiaries. Information for overseas sales is not shown due to there being no overseas sales.

8. Subsequent Events

On November 15, 2002, the board of directors of the Company resolved the payment of an interim cash dividend of ¥4,000 ($33) per share, aggregating ¥16,000 million ($130 million), including a special dividend of ¥1,500 ($12) per share, aggregating ¥6,000 million ($49 million), to commemorate the completion of the full privatization.

On October 16, 2002, the Company issued 2.34% coupon unsecured bond due May 20, 2032, with an aggregate nominal principal amount of ¥20,000 million ($163 million). On December 17, 2002, the Company issued 1.07% coupon unsecured bond due December 20, 2012, with an aggregate nominal principal amount of ¥30,000 million ($244 million), and 1.71% coupon unsecured bond due September 20, 2022, with an aggregate nominal principal amount of ¥16,000 million ($130 million).

On November 14, 2002, the Company sold part of the shares of Japan Telecom Holdings Co., Ltd. at the total price of ¥16,100 million ($131 million), ¥322,000 ($2,618) per share. In connection with this transaction, ¥14,894 million ($121 million) is expected to be recorded as a gain on sale of securities for the year ending March 31, 2003.

JR-EAST

Head Office
2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo 151-8578, Japan
Phone: +81 (3) 5334-1310
Facsimile: +81 (3) 5334-1297

New York Office
One Rockefeller Plaza, New York, N.Y. 10020, U.S.A.
Phone: +1 (212) 332-8686
Facsimile: +1 (212) 332-8690

Paris Office
24-26, rue de la Pépinière, 75008 Paris, France
Phone: +33 (1) 45-22-60-48
Facsimile: +33 (1) 43-87-82-87

Internet Addresses
JR East: http://www.jreast.co.jp
Ticket reservations: http://www.world.eki-net.com
Ecology: http://www.jreast.co.jp/eco
(Social and Environmental Report)

E-mail ir@jreast.co.jp
bond@jreast.co.jp

PRINTED WITH SOY INK
Trademark of American Soybean Association

R100

This Semi-Annual report is printed on 100% recycled paper using soy ink.

Printed in Japan